SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated February 11, 2016 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires:

By letter dated February 11, 2016, the Company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

	12/31/2015	12/31/2014
In million of Pesos
Net Loss (six-month period)	(1,298)	(164)
Gain / Loss attributable to:
Company’s shareholders	(777)	(216)
Non-controlling interests	(521)	52

Shareholders’ Equity:

Capital stock	495	494
Treasury shares	7	8
Comprehensive adjustment of capital stock and of treasury shares	65	65
Additional paid-in capital	659	552
Premium for trading of treasury shares	16	-
Cost of treasury shares	(32)	(32)
Share warrants	-	106
Changes in non-controlling interest	117	(31)
Conversion reserve	808	450
Reserve for share-based payments	86	76
Statutory reserve	83	-
Reserve for purchase of securities issued by the Company	32	32
Reserve for purchase offer to non controlling shareholders	(121)	-
Reserve for future dividends	31	-
Retained earnings	(773)	(214)
Shareholders’ Equity attributable to controlling company’s shareholders	1.473	1.506
Non-controlling interest	6.006	2.110
TOTAL SHAREHOLDERS’ EQUITY	7.479	3.616

In compliance with Section o) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 501,642,804, divided into 501,642,804 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share.

The Company’s principal shareholder is Inversiones Financieras del Sur S.A with 179,724,090 shares, accounting for 35.83% of the issued and subscribed capital stock.

In addition, we report that as of December 31, 2015, after deducting Inversiones Financieras del Sur S.A.’s interest and the treasury shares, the remaining shareholders held 315,361,753 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share, accounting for 62.9% of the issued and subscribed capital stock.

Below are the highlights for the six-month period ended December 31, 2015:

•
During this second quarter 2016 we started consolidating the Assets and Liabilities of the investment of our subsidiary IRSA in IDB Development Corporation and as of next quarter we will also consolidate its results.

•
Net loss for the first semester of 2016 was ARS 1,298 million (attributable to the controlling shareholders ARS 777 million) mainly due to a decrease in the stock price of Clal Insurance in the second quarter, lower net financial results and higher losses from exchange rate differences.

•
Gross profit rose 37.8% in the semester, mainly due to an increase of 23.3% in the profit of the urban segment and of 119.2% in the profit of the agricultural segment due to the depreciation of the exchange rate and the reduction on tax exports for the main crops.

•	Operating Income grew by 40.1% in the six-month period of 2016 mainly explained by higher sales of investment properties from our subsidiary IRSA.

•	We expect to plant approximately 173,285 hectares and develop 4,414 hectares in the region during this campaign.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
February 12, 2016